IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

GOTHAM PARTNERS, L.P.                             )
A New York Limited Partnership,                   )
                                                  )
    Plaintiff,                                    )    Civil Action No. 15754-
NC
                                                  )
v.                                                )
                                                  )
HALLWOOD REALTY PARTNERS, L.P.,                   )
HALLWOOD REALTY CORPORATION,                      )
THE HALLWOOD GROUP INCORPORATED,                  )
ANTHONY J. GUMBINER, BRIAN M.                     )
TROUP, WILLIAM L. GUZZETTI, ALAN G.               )
CRISP, WILLIAM F. FORSYTH, EDWARD T.              )
STORY, and UDO H. WALTHER                         )
                                                  )
     Defendants.                                  )

                            Submitted: June 19, 1998
                           Decided: November 10, 1998

                               MEMORANDUM OPINION


Lewis H. Lazarus, Michael A. Weidinger, Morris, James, Hitchens & Williams, Wilmington, Delaware. OF COUNSEL: Philip H. Schaeffer,
Dwight A. Healy, Karen M. Asner, White & Case, New York, New York. Attorneys for Plaintiff.

Michael D. Goldman, Stephen C. Norman, Matthew E. Fischer, of Potter, Anderson & Corroon LLP, Wilmington, Delaware. OF COUNSEL: William J. McSherry, Battle Fowler, LLP, New York, New York. Attorneys for Defendants.

STEELE, V.C.

         Plaintiff Gotham Partners, L.P. ("Gotham") owns 15% of the outstanding limited partnership units in defendant Hallwood Realty Partners, L.P. ("Hallwood"). Gotham challenges certain unit transactions involving Hallwood, Hallwood's corporate general partner, Hallwood Realty Corp. ("HRC"), and HRC's parent company, Hallwood Group Inc.
("Hallwood Group"). Gotham alleges that HRC executed a series of unit purchases whereby it and certain HRC insiders acquired enough Hallwood units to block the outside unit holders from ousting HRC as Hallwood's general partner.

         Hallwood's moves to dismiss this action under ss. 1003 of the Delaware Revised Uniform Limited Partnership Act ("DRULPA").1 Hallwood rests its entire motion on two propositions: (1) Gotham's claims are entirely derivative in nature; and (2) Gotham has failed to plead facts excusing pre suit demand to HRC's board of directors.2 I find that Gotham states a prima facie individual claim that outside unit holders' voting rights in Hallwood were adversely effected by the disputed transactions. Secondly, I find that Gotham need only plead facts showing that HRC--not its board of directors--was interested in the transaction and that Gotham has done so.

-------------------------

1    Codified at 6 Del. C. ss.ss. 17-101 to -1111 [hereinafter DRULPA ss._].

2    To  simplify  the  discussion,  I  attribute  the  defendants'  joint legal positions in this matter to "Hallwood."

                                 I. BACKGROUND

         According to the facts pled in Gotham's Second Amended Complaint, Hallwood was organized in January 1990 as a real estate investment business. HRC, a wholly-owned subsidiary of Hallwood Group, manages Hallwood.

         Three of HRC's seven-member board are directors and/or officers of HRC and Hallwood Group.3 (See Diagram 1.)

-------------------------

3 Defendant Anthony J. Gumbiner ("Gumbiner") was and is HRC Chairman of the Board as well as Chairman of the Board and CEO of Hallwood Group; Brian M. Troup ("Troup") was and is an HRC Director and Hallwood Group President and Chief Operating Officer; William Guzzetti ("Guzzetti") was HRC President and a Director, and he was and is Hallwood Group Executive Vice-President. Defendants Alan C. Crisp, William F. Forsyth, Edward T. Story, Udo W. Walther were and are independent directors of Hallwood.


         Hallwood engages in diversified real estate-related investments and management activities including acquisition, ownership, operation, and management of commercial office buildings and industrial property.
Hallwood limited partnership units trade on the American Stock Exchange in New York. Gotham alleges, however, that the market for Hallwood units is highly illiquid (constituting about 1000 trades per day), and that Hallwood units trade at a discount lower than Hallwood's net asset value per unit. Gotham claims that the net asset value per unit at the time of the disputed transactions was about $70 per unit. The rights and obligations of Hallwood's limited partners and sole general partner, HRC, are set forth in the Amended and Restated Agreement of Limited Partnership of Hallwood Realty Partners, L.P. (the "Partnership Agreement").

         The crux of Gotham's claim is that HRC entrenched itself by acquiring approximately 25% of Hallwood's outstanding units in a series of transactions, the terms of which Gotham alleges were unfair and tainted by self- dealing. Gotham pleads facts showing that HRC increased its ownership of Hallwood units from 5.15% to 29.4% 4 and argues that HRC now owns almost enough units in Hallwood to defeat a vote of the limited partners seeking to terminate HRC as Hallwood's general partner. Gotham describes the following four transactions in which HRC increased its Hallwood unit holdings. Gotham alleges that the transactions were all part of the HRC board's single master plan to entrench itself that HRC's board approved at its October 12, 1994.5

-------------------------

4 I assume that all HRC insiders executed their options, but this inference is for the purposes of this motion to dismiss only.

5 Gotham substantiates that assertion by alleging that at that meeting, HRC's directors received a "Unit Ownership Breakdown" table which predicted the number of odd lots to be created by the reverse split and a "Reverse Stock Split and Odd-Lot Tender Offer Projections" table which calculated the percentage of units to be held by HRC and its affiliates after each transaction.


                              A. The Reverse Split

         At a February 27, 1995 board meeting, HRC authorized Hallwood to execute a one-for-five reverse split of outstanding units. The reverse split reduced the number of outstanding units and created a number of fractional units.6 HRC estimated that the reverse split would create 30,000 fractional units. HRC approved Hallwood's mandatory buyback of the fractional units at the prevalent market price of $11.88 per new unit. Purportedly to obtain cash to finance the reverse split, HRC had Hallwood sell HRC 30,000 worth of new units at $11.88 per unit on the same day that Hallwood executed the reverse split. The reverse split created only 22,633 fractional units, and Gotham alleges that a March 3, 1995 memo shows HRC knew this when it bought the 30,000 units. Gotham alleges that because Hallwood units are illiquid, the market price paid by Hallwood to its fractional unit holders and by HRC to Hallwood was unfairly low.

-------------------------

6 For example, a Hallwood unit holder who held 3 units before the reverse split was left with a 3/5 interest in the limited partner. Rather than issue fractional certificates, Hallwood elected to cash out fractional unit holders.


                              B. Grant of Options

         HRC's next step to entrench itself, Gotham urges, was to cause Hallwood to award 78,100 unit options to defendants Gumbiner, Troup, and Guzzetti. On February 27, 1995, HRC's board of directors adopted the "Unit Option Plan." The board set the option's exercise price at $11.875 and approved option grant loans whereby Hallwood would loan the option holder an amount covering the option exercise price and any tax-related expenses incurred by the option holder. Gotham alleges that HRC did not carefully consider the transaction, lacked information on the per unit asset value of the granted options, and orchestrated the grant of options to further its entrenchment. (In that respect, Gotham argues that the loan to option holders facilitates the ability of option holders to respond to a unit holder vote on HRC's termination by executing the options and voting against termination.)

                             C. Odd-Lot Repurchase

         The third step in HRC's alleged entrenchment scheme was, according to Gotham, to implement an odd-lot repurchase program. The reverse split had not only created fractional units, but increased the number of unit holders holding blocks of units not denominated in hundreds of shares.7 With the avowed purpose of reducing administrative expenses for Hallwood, HRC (through its Board of Directors) announced May 26, 1995, on behalf of Hallwood an odd-lot purchase program. Afterwards, Hallwood bought 293,539 units at an average price of $14 per unit and sold those units to HRC for the same amount.
Gotham argues that this sale allowed HRC to launch a tender offer for Hallwood units without registering with the S.E.C. by disguising its acquisition as a Hallwood buyback coupled with a single sale to HRC. It points to an HRC file note that characterizes the odd-lot repurchases as "purchased by HRP [Hallwood], on behalf of THGI [Hallwood Group, HRC's parent] during the 1995 Odd Lot Buyback Program."8

-------------------------

7 For example, a unit holder with 403 old units before the reverse split would hold 80.6 new units. The mandatory fractional share buyback would have forced the hypothetical unit holder to accept cash for the .6 share, leaving the holder with 80 shares. 80 shares is less than the minimum 100 shares in which people normally trade. A block of less than 100 shares is called an odd lot, and it is more difficult to trade than blocks of 100 shares.

8     Comp.P. 97 (citing October 1, 1996 file note).


                        D. Open Market Unit Repurchases

         The final transaction affecting HRC's ownership of Hallwood units was HRC's approval of a unit repurchase program by Hallwood because Hallwood believes that, at current market prices, the repurchase represents a prudent investment of the Partnership's funds."9 Hallwood's units traded in the $14.375 to $16.75 range at this time. On May 1, 1996, HRC announced it arranged for Hallwood to purchase 74,760 units at $23.75 per unit from a single seller.
In July, Hallwood bought an additional 449 units at $26.73 per unit. Gotham argues that the import of these transactions is twofold. First, it illustrates the unfair price at which HRC appropriated units from Hallwood not half a year before HRC approved these market repurchases. Second, the purchases boosted HRC's holding of Hallwood units as a percentage of outstanding units in furtherance of its entrenchment scheme.

---------------------------

9     Comp.P. 117 (quoting HRC Dec. 18, 1995 press release).


                     E. Claims of Breach of Fiduciary Duty

         Gotham cites internal memos10 generated by HRC which track the impact of the transactions described above on HRC's unit holdings and which specifically track the percentage of outside unit holder votes needed to oust HRC as general partner. It argues that the four transactions, all of which took place or began in 1995, were part of a scheme by HRC to insulate itself from removal by the limited partners (or a hostile acquirer.) In particular, Gotham claims that the first three transactions, the reverse split, odd-lot repurchase, and option grant, each breached the following contractual and fiduciary duties:

            - Partnership Agreement ss. 7.05, which requires that HRC engage in self-dealing transactions only if the terms were substantially equivalent to what Hallwood would obtain from an arms- length transaction with a third party;

            - Partnership Agreement ss. 7.10, which mandates review of self-dealing transactions by an independent audit committee composed of two HRC independent directors;

            - a duty of loyalty and care to evaluate these transactions from the perspective of what was best for Hallwood and all its partners; and

            - a duty of care to consider the financial and legal implications of the deals approved by HRC on behalf of Hallwood, including informing itself of the net asset value of Hallwood.

-------------------------

10 I.e., October 12, 1994 board meeting materials; October 1, 1996 file note; and March 3, 1995 memorandum.


         Gotham alleges specific damages. It claims that the market price obtained by Hallwood for the units sold to HRC was inadequate because the few units traded in the illiquid market for Hallwood units were discounted below the net asset value per unit of Hallwood. Gotham argues that the $23.75 per share paid by Hallwood for the 74,760 units demonstrates that the minority discount implicit in the market price would not apply to the large-sized transactions executed between Hallwood and HRC and between Hallwood and its unit holders. Compared with Hallwood's per unit net asset value, Gotham urges, the price obtained by Hallwood and its limited partner unit holders was unfairly low. (See Table I below.)

                                         Table 1


         Alleged Financial Impact of Reverse Split, Odd-Lot Buyback, & Option
Grant
------------------------------------------------------------------------------
------------------------------------------------
              A          B           C            D            E          F
transaction  # of    transaction   total cost  net asset     N.A.V.    damages
            Units     price/unit               value/unit  transaction  (C-E)
------------------------------------------------------------------------------
--------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------
reverse split 30,000 $11.88   $356,400.00   $70.00  $2,100,000.00 $1,743,600.00
------------------------------------------------------------------------------
------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------
odd-lot  293,539   $14.00   $4,109,546.00  $70.00 $20,547,730.00  $16,438,184.00
buyback
------------------------------------------------------------------------------
------------------------------------------------
------------------------------------------------------------------------------
------------------------------------------------
option grant* 78,100 $11.88 $927,437.50    $70.00 $5,467,000.00   $4,539,562.50
------------------------------------------------------------------------------
------------------------------------------------

* Assumes that options are executed and that Hallwood's net asset value per unit remains $70.00.

Note: Any differences in numbers in Table 1 and those pled in the complaint are the result of rounding. The data contained in the tables are not findings of fact, but used for illustrative purposes. The numbers contained in Gotham's Complaint shall be the numbers used at trial, unless the evidence subsequently shows otherwise.

         Gotham claims that the transactions, including the market repurchases, had the effect of entrenching the general partner. Table 2, which summarizes information contained in Gotham's Complaint, demonstrates the alleged impact of these transactions on the ability of the outside limited partner unit holders to terminate HRC.

                                     Table 2

                Impact of Disputed Transactions on Voting Rights
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
                    A                     B         C                     D
Transaction     # of Units      % of units        HRC's         % of outsiders
                                               holdings (%)     to terminate GP
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
reverse split    30,000         1.73%             6.88%                71.52%
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
odd-lot buyback  293,539       16.94%            23.83%                87.43%
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
open market repurchase #1
                 74,760         4.28%            24.67%               88.42%
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
open market repurchase #2
                    449         0.03%            24.68%               88.42%
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
----------------------------------------- --------------------- --------------
------- --------------------- --------------------
option grant*
                 78,100         4.46%            29.35%               94.27%
----------------------------------------- --------------------- --------------
------- --------------------- --------------------

*  Assumes that options are executed after market repurchases.

Note: These tabulated results differ somewhat from the numbers pled in the Complaint, In particular, I note Gotham pled that the odd-lot buyback and the option grants respectively totaled "approximately 18%" and 4.7% of the outstanding units. The discrepancies, however, are minor and immaterial to these legal rulings. Furthermore, the data contained in the tables are not findings of fact, but are used only for Illustrative purposes.

                             F. Prima Facie Claims

         I find as a preliminary matter that Gotham has pled a prima facie claim that Hallwood's limited partner unit holders have been injured by a scheme to entrench the general partner. Gotham's complaint is a paradigm of particularized allegations supported with purported HRC internal memos, citations to the Partnership Agreement, and a legally sustainable theory of relief. In toto, Gotham raises a viable claim that HRC intentionally executed a series of transactions to obtain a de facto veto over any vote to remove itself as Hallwood general partner. The Complaint alleges facts that, if proved, show that HRC acquired its Hallwood units at the expense of Hallwood's economic well being (a derivative claim) and the unit holder's voting rights (a direct unit holder claim).11

-------------------------

11 Avicus Partners, L.P. v. Brian, Del. Ch., C.A. No. 11001, mem. op. at 13, Allen, C. (Oct. 24, 1990) ("An entrenchment claim will be an individual claim when the shareholder alleges that the entrenching activity directly impairs some right she possesses as a shareholder, such as the right to vote her shares. . . . If the stock is issued for inadequate consideration, the corporation itself will be directly injured as well and both individual and derivative wrongs might be alleged.).


                   II. PARTIES' CONTENTIONS & RULINGS OF LAW

         DRULPA ss. 1003 codifies a plaintiff partner's particularized pleading requirement for bringing a derivative suit against a Delaware limited partnership, a requirement which this Court has held is substantially the same as the pleading standard for shareholder plaintiffs.12 Hallwood employs a two-step argument to demonstrate Gotham's failure to plead facts showing the plaintiff should be excused from seeking action from the general partner on this matter. Hallwood argues (1) that Gotham's claims are entirely derivative in nature and (2) that Gotham has failed to plead facts showing demand futility. The latter reflects Hallwood's assertion that, as a matter of law, a corporate general partner is incapable itself of making a decision, interested or disinterested, and that, therefore, the body to which Gotham was obligated to make demand was not Hallwood's general partner, HRC, but HRC's board of directors.

-------------------------

12    Litman v. Prudential-Bache Properties, Inc., Del. Ch., C.A. No.
      12137, mem. op. at 6, Chandler, V.C. (Jan. 4, 1993) (Applying corporate law's Aronson test (as modified by Levine and its progeny) to determine whether limited partner pled demand futility with sufficient particularity).


         Gotham responds to these arguments by pointing to the sections in its complaint where it alleges that HRC's purported entrenchment motive defeats any possibility that it could unbiasedly evaluate Gotham's claims. Gotham pled in the alternative that if the proper subcomponent of the general partner to which demand should have been made was the board of directors, the board's duty of loyalty to HRC's 100% majority shareholder, Hallwood Group, conflicted with its duty of loyalty to Hallwood, because Hallwood Group stood to profit from the unfair sale of Hallwood units to HRC. This, Gotham concludes, prevented the board from evaluating the claims disinterestedly. Moreover, Gotham adds that under our limited partnership statute and case law, HRC, not its board, was the entity to which demand should be made. Finally, Gotham replies that in so far as it pleads facts showing the transaction interfered with unit holders' voting rights, its claims are direct, not derivative.

         For the following reasons, I find Hallwood's argument unpersuasive. First, Gotham has pleaded facts showing that the disputed transactions impinged upon the unit holder's right to terminate the general partner. The injury is specific to the unit holders as a class as opposed to a harm inflicted upon the limited partnership.13 Therefore, I apply corporate law precedent and hold that this individual claim may proceed without pleading demand futility.14

-------------------------

13 See In re Walt Disney Co. Deriv. Litig., Del. Ch., C.A. No. 15452, slip op. at 62-63, Chandler, C. (Oct. 7, 1998) (comparing harm element for shareholder claim that stock repurchase breached fiduciary duty (diluted shareholder voting rights) with harm element in derivative claim (diminished assets of corporation)).

14 The derivative suit is a corporate action grafted onto the limited partnership form, and I look to corporate precedent to distinguish between limited partnership derivative actions and direct limited partner claims. Litman v. Prudential-Bache Properties, Inc., Del. Ch. 611 A.2d 12, 15 (1992) (holding the "determination of whether a fiduciary duty lawsuit is derivative or direct in nature is substantially the same for corporate cases as it is for limited partnership cases.").
           In the general partnership context, barring express agreement to the contrary, no correlative derivative litigation exists because in a general partnership everyone has a right to manage the affairs of the business, including the right to sue in court. See 6 Del. C. ss. 1518(1)(5) ("[S]ubject to any agreement between them, . . . [a] ll partners have equal rights in the management and conduct of the partnership business.").


         Second, I reject the argument that a limited partner challenging a corporate general partner's acts must make pre suit demand to the corporate general partner's board of directors. Although the presence of a majority of interested directors within a corporate general partner might be one way of demonstrating demand futility as to the corporate general partner, there is nothing in DRULPA that even hints at Hallwood's proposition that HRC's board of directors is the organizational subcomponent to which Gotham's demand should be made.15 Limited partnership cases dealing with demand against a corporate general partner discuss demand in relation to the corporation itself, not its internal decisionmaking apparatus.16

---------------------------------

15   See DRULPA ss.ss. 17-101(5), 1001, -1003.

16 Litman, 611 A.2d at 15 (holding "duties of a general partner and a director are very similar"); Katell v. Morgan Stanley Group, Inc., Del. Ch.,
     C.A. No. 12343, mem. op. at 12, Chandler, V.C. (June 15, 1995) (holding that corporate general partner itself can only act through its agents, but when corporate general partner appointed its parent's employees to special committee, the threshold question was not whether the individuals were independent, but whether the corporate general partner was); See also, Seaford Funding L.P. v. M&M Assocs. II, Del. Ch. 672 A.2d 66 (1995).


         Finally, the result implied by Hallwood's proposed rule defies logic. It would require the Court to look into the form of entity of each general partner in order to determine whether the entity's internal decisionmaking individuals (or aggregate of individuals if that decisionmaker was also a business entity) were independent. This would undermine this state's established policy of respecting the legal fiction of the business entity.17 It runs counter to the notion of the business judgment rule because it accords the business entity no role as general partner. Hallwood's proposed rule looks not to the person owing the fiduciary duty, but to individuals who make decisions in that entity's best interest. Furthermore, Hallwood's approach runs counter to the contractual freedom granted parties to a limited partnership by DRULPA ss. 17-1101(c) because it forces them to treat a corporate general partner's board of directors as the de facto general partner. DRULPA already permits a limited partnership to appoint individuals as general partner, and Hallwood's partners could have elected to individually appoint the directors of HRC as its general partners. No pre suit demand rule should force that result here because it would ignore the reality that it is the general partner who owes the limited partners fiduciary duties, not the management of the general partner, even though they make the decisions for that business entity.18 I have found no case where the general partner was a corporation and the issue was whether, in those circumstances, the demand must be made to the corporation or to the corporate general partner's board. The fact that the general partner is a corporation is a fortuity; many general partners are not. Therefore, it should be sufficient to make the demand upon the general partner, whatever its form. The manner in which the response to the demand is made will depend upon whatever form of internal governance the general partner utilizes, but that issue is purely internal and should be of no concern to a court. Therefore, I hold that Gotham must plead the futility of pre suit demand to HRC, the corporation acting as general partner.

--------------------------------

17 See Harco Nat'l Ins. co. v. Green Farms, Inc., Del. Ch., C.A. No. 1131, mem. op., 15 Del. J. Corp. L. 1030, 1038 Hartnett, V.C. (Sept. 19,
     1989)(noting the difficulty in persuading a Delaware Court to disregard the corporate entity in context of corporate veil piercing claim).

18 Hallwood argues that if the Court fails to look to the decisionmaking of the HRC board of directors and the presence of a majority of outside directors within that board, limited partnerships with one corporate general partner will be susceptible to an onslaught of derivative suits whenever the general partner engages in a self-interested transaction. Hallwood's argument is that even though the limited partnership agreement permits such an interested transaction, the mere fact that the general partner was interested will permit the plaintiff to plead demand futility and challenge an otherwise valid transaction. I agree that even where the limited partnership agreement permits self-dealing, limited partnerships with only one general partner may be exposed to derivative challenges in which the plaintiff limited partner will plead demand futility, but it is, after all, that one general partner who owes the limited partners the duty to act consistently with established fiduciary duty law.


         Gotham's complaint sets forth three reasons why HRC was incapable of fairly addressing Gotham's claims: (1) HRC's interest in entrenching itself disabled it from acting as a disinterested general partner; (2) HRC's interest in enriching itself at the expense of the Hallwood limited partners by paying an unfairly low price for Hallwood units disabled it; and (3) HRC's approval of the disputed transactions (i) without considering the fair value of the units;
(ii) without complying with its obligation to obtain terms comparable to those available in deals with a third party; and (iii) without convening an audit committee to review the disputed transactions (i-iii) all demonstrate HRC's gross negligence in approving the disputed transactions, thereby rebutting the presumption that HRC acted within its business judgment.

         I do not address Gotham's third reason for excusing demand, which implicates HRC's duty of care in approving the disputed transactions.

         Either HRC's entrenchment motive or enrichment motive, as pled in Gotham's Complaint, demonstrates a conflict of interest implicating the general partner's duty of loyalty to the limited partner unit holders.19 I find Gotham pled both allegations with particularity sufficient to excuse Gotham's failure to make demand.20

------------------------

19 Aronson v. Lewis, Del. Supr., 473 A.2d 805, 815 (1984) ("Certainly, if this is an 'interested' director transaction, such that the business judgment rule is inapplicable to the board majority approving the transaction, then the inquiry ceases. In that event, futility of demand has been established by any objective or subjective standard."); Moran
      v. Household Int'l, Inc., Del. Ch. 490 A.2d 1059,  1071 (1985)
      (finding demand futility properly pled where plaintiff alleged facts showing that poison pill was adopted to entrench board), aff'd Del. Supr., 500 A.2d 1346 (1989); Katell v. Morgan Stanley Group, Inc., Del. Ch., C.A. No. 12343, mem. op. at 10-11, Chandler, V.C. (Jan. 14,
      1993) (refusing to dismiss derivative claim for failure to plead demand futility where plaintiff pled particularized facts showing general partner's affiliate stood on other side of transaction).

20 DRULPA ss. 1003 ("In a derivative action, the complaint shall set forth with particularity the effort, if any, of the plaintiff to secure initiation of the action by a general partner or the reasons for not making the effort.").


                                III. CONCLUSIONS

         I find that Gotham has pleaded a direct limited  partner claim that
HRC entrenched   itself  at  the  expense  of  the  limited  partner  unit
holder's contractual right to terminate the general partner. For this claim, no demand is required. As to its derivative claims, I hold that HRC was the proper entity to which Gotham should direct its demand futility arguments. I find that Gotham has pled particularized facts alleging HRC's enrichment and entrenchment, which raise a reasonable doubt as to HRC's loyalty to the limited partner unit holders. Accordingly, I hold that Gotham has met its burden under our demand futility pleading rules. Hallwood's motion to dismiss is denied.

         IT IS SO ORDERED.


                                                     /s/
                                                     -------------------------
--
                                                     Vice Chancellor